
Mailstop 4561

September 24, 2015

Christopher Collier
Chief Financial Officer
Flextronics International Ltd.
2 Changi South Lane
Singapore, 486123

> **Re:** **Flextronics International Ltd**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed May 21, 2015**
> **File No. 000-23354**

Dear Mr. Collier:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2015

General

1.   We note that your website lists manufacturing facilities for Europe, the Middle East and Africa. Syria, located in the Middle East and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, resellers, or other direct or indirect arrangements. For instance we note that most of the large customers you list on page 13 have past or present contacts with Syria and/or Sudan, according to their SEC filings, websites and/or independent news reports. You provide design, manufacturing and/or market services for these customers. Please clarify whether these customers use products that you have manufactured or sell products

incorporating your products, components or technology in their sales to Syria and Sudan. You should describe any products, components, technology or services you have provided to these countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Income Taxes, page 42

3. We note your disclosure on page 47 that you recorded a $55.0 million release to your deferred tax asset valuation allowance. To the extent that this release materially impacted your results of operations, please tell us what consideration was given to disclosing the specific circumstances that lead to such release and the circumstances that could reasonably cause you to adjust your valuation allowance in the future.

Results of Operations

Gross Profit, page 45

4. You state that gross margins improved in fiscal 2015 as a result of increased revenues from your IEI and HRS segments as these segments yield higher margins than your CTG and INS businesses. Please provide us with the gross margins by segment for each period presented. Tell us your consideration to include this information in results of operations along with a discussion of the factors that contributed to significant changes in your individual segment margins. We refer you to Item 303(a)(3) of Regulation S-K.

Income Taxes, page 47

5. We note your discussion here of the various factors that impact your effective tax rate. We further note from your rate reconciliation table on page 94 that individual factors impacted your effective tax rate differently for each period presented. Tell us your consideration to provide additional disclosures regarding the impact of the individual reconciling items on your effective tax rate, particularly when such impact changes significantly from period to period. To the extent that the individual line items in your rate reconciliation are comprised of various components that individually had a material impact on the effective tax rate, please tell us your consideration to describe further such components. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 12. Commitments and Contingencies

Litigation and other legal matters, page 92

6. We note that you are unable to determine the likelihood of an unfavorable outcome of the assessments against your Brazilian subsidiary related to certain sales and import taxes and that you are unable to reasonably estimate a range of loss. Please tell us whether there is a reasonable possibility that a loss or a loss in addition to amounts accrued has been incurred for these assessments, and clarify for us whether the assessments contain a specific amount of alleged taxes owed. Also, tell us your consideration of disclosing an estimate of reasonably possible loss or range of loss in your financial statements or providing a statement that such an estimate cannot be made. Please refer to ASC 450-20-50-4(b).

Note 13. Income Taxes, page 93

7. We note from your disclosure on page 47 that during fiscal 2015, you eliminated valuation allowances totaling $55 million. We further note from your rate reconciliation on page 94 that the change in valuation allowance had a minimal impact on your effective tax rate. Tell us how the release of the valuation allowance impacted your effective tax rate. To the extent that its impact was offset by various other factors affecting the valuation allowance, please provide us with a breakdown and explanation of the individual components.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services